Filed by Catawba Valley Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: First Gaston Bank of North Carolina

FDIC Certificate No. 34041-3

Date: December 3, 2001

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to, (1) statements about the benefits of the combination of Catawba Valley Bancshares, Inc., its wholly-owned subsidiary, Catawba Valley Bank, and First Gaston Bank of North Carolina, including future financial and operating results, cost savings, and enhanced revenues, (2) statements with respect to Catawba Valley Bancshares, Inc.’s and First Gaston Bank of North Carolina’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects”, and similar expressions. These statements are based upon the current beliefs and expectations of Catawba Valley Bancshares, Inc.’s and First Gaston Bank of North Carolina’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) expected revenue synergies and cost savings from the combination may not be fully realized or realized within the expected time frame; (2) revenues following the combination may be lower than expected; (3) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (4) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (5) changes in the U.S. legal and regulatory framework; and (6) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company. Additional factors that could cause Catawba Valley Bancshares, Inc.’s and First Gaston Bank of North Carolina’s results to differ materially from those described in the forward-looking statements can be found in Catawba Valley Bancshares, Inc.’s and First Gaston Bank of North Carolina’s reports (such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K) filed, in the case of Catawba Valley Bancshares, Inc., with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov) or filed, in the case of First Gaston Bank of North Carolina, with the Federal Deposit Insurance Corporation. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Catawba Valley Bancshares, Inc. and First Gaston Bank of North Carolina or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Catawba Valley Bancshares, Inc. and First Gaston Bank of North Carolina do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     Stockholders are urged to read the registration statement and the joint proxy statement/prospectus dated October 19, 2001, as well as other filings containing information about Catawba Valley Bancshares, Inc. and First Gaston Bank of North Carolina, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus dated October 19, 2001 and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to R. Steve Aaron, President and CEO, Catawba Valley Bancshares, Inc., Post Office Box 2328, Hickory, North Carolina 28603-2328 (828-431-2300), or to W. Alex Hall, President and CEO, First Gaston Bank of North Carolina, Post Office Box 1478, Gastonia, North Carolina 28053-1478 (704-865-4202).

     THE FOLLOWING IS A PRESENTATION MADE BY CATAWBA VALLEY BANCSHARES, INC.